INVEST IN **HEATHER'S CHOICE**

Good Food When + Where You Need It



HEATHER'S CHOICE

heatherschoice.com Anchorage, AK

Highlights

1. 🦈 As Seen on Shark Tank | Season 15 Episode 10
2. 72% YOY Growth with $1.4M TTM
3. $5.7M Lifetime Sales | Path to $10M by 2027 *Not Guaranteed*
4. Nationally Distributed with Key Retailers including REI + Sportsman's Warehouse + Scheels
5. Gluten-Free + Organic + Made with Sustainably Sourced Ingredients
6. 38% Organic DTC with 40% Repeat Customer Rate
7. 10 Years in Business + Ready to Feed the World!

Featured Investors

Dan Didier Follow
Syndicate Lead

Invested $300,000

Dan Didier is a serial entrepreneur, outdoor enthusiast, running and wrestling coach. Co-founder and CSO QuantumNextDX.

"Heather's Choice is leveraging its success with outdoor enthusiasts to now capture the everyday market. They're translating their delicious, nutritious meals made with real ingredients into convenient, healthy options for anyone seeking a break from the daily grind. By showcasing how their outdoor expertise translates to everyday wellness, they will expand their reach beyond weekend warriors to busy professionals and health-conscious families, creating a dominant health food brand in the years to come."



Other investors include SKU Notable , OSA, Bend Outdoor Worx

Our Team



Heather Kelly   Founder & CEO

Heather is a born and raised Alaskan and tenacious founder. She's a 2x NCAA National Champion in women's rowing and holds a degree in Evolutionary Sports Nutrition. She is also a Certified Eating Psychology Coach, dog mom and green thumb.



Brad Hurd   COO

Brad has been with Heather's Choice since 2017 managing operations, supply chain, logistics, compliance, and so much more. He's a lean manufacturing geek who loves efficiency and processes. Can be found fishing or playing the drums in his spare time.



Brooke Barker-Pottle   Sales and Marketing Manager

Former collegiate volleyball player and coach who stumbled into a side gig at Heather's Choice four years ago. Since then, she's learned to manage a national sales team plus our key retail partners. Quite possibly the only team member who can make reels.



Quinn Barker-Pottle   Warehouse Manager

Would rather be surfing...keeps warehouse shipping and receiving running smoothly. Immaculate attention to detail and commitment to customer satisfaction. Eats more Heather's Choice than the rest of the team combined...ask her which meal is her fav!



Abigail Hackett   Customer Service & Sales Support

Alaska transplant with a soft spot in her heart for sustainable food systems. Will kill you with kindness and loves a good SPS Commerce report to show her sales velocity week to week. No task is too big or two small for this silent killer.



Brittney Smith   Production Lead

Professionally trained chef, mom to six kiddos, and head of new product development. Our best-selling recipes were all perfected by Brittney, who loves nothing more than coming up with the next elevated comfort food dish.

Join our mission to revolutionize eating healthy on the move!



At Heather's Choice, we're on a mission to provide people good food when and where they need it, whether that's racing out the front door or summiting the tallest peaks in the world.

Today, we're inviting you to join us on the journey of creating the next big food brand; a brand that stands for quality, adventure and tenacity!

What does the future of Heather's Choice look like?

What started as a line of dehydrated meals and snacks for backcountry enthusiasts has grown into so much more! Today, we're revolutionizing the way that people eat on the move, from peaks to pavement.

Today, we are focused on three fundamentals:

1. Profitability

2. Meeting Consumer Demand

3. Upholding Our Quality Standards as We Scale!

3. Upholding Our Quality Standards as We Scale!

Why are we opening up this investment opportunity?

Since our humble beginnings in the summer of 2014, Heather's Choice has been built by you, our community! From the very first wave of orders to the **successful Kickstarter in 2015** to the people who work in the business everyday, Heather's Choice has been going ten years strong thanks to people like you who believe in the power of real food nutrition. We wouldn't be here without you today, and we want you to join us for the next decade!

What will my investment be used for?

In short, we need to make more food! Current customer demand, whether that's direct to consumer or via our wholesale partners, we cannot make enough to keep up! Every year for the past decade, we've run out of inventory before we could satisfy our growing customer base. The people have spoken, they want better food to eat that's quick, convenient, healthy, and tastes homemade!





Use of Funds
RND 10%
INVENTORY 10%
SALES 20%
OPERATING EXPENSES 30%
MARKETING 20%
CAP X 10%
Raising $1.2M on our road to $10M and beyond!
Milestones
• Saturate the Outdoor Channel
• Grow from 468 to 2,000 Doors
• Onboard Co-Manufacturing Partners to Scale Production
• 5x DTC Sales

We're committed to growing this brand to become an undeniable force in the outdoor industry, and to expand beyond our core consumer to meet the needs of the everyday adventure seeker. With your help, we get to make more good food, feed more people, build a profitable business, and curate a world class brand experience that we can all be proud of.

Why should I invest?

As a shareholder in Heather's Choice, you get to be a part of unbelievable story, and reap the financial benefits as well!

1. Heather's Choice is an underdog story...what started out of the back of Heather's pickup truck in 2014 has grown to become a national, premium brand in key retailers such as REI, Sportsman's Warehouse and Scheels. It's been an epic saga, but thanks to our tenacity and persistence, we are still here, and we're ready to grow beyond outdoor to the natural foods arena...which is a BIG opportunity! Who would have thought this all would have been born out of a desire to feed dirtbags in the Alaska wilderness?
2. Strong brands are worth a lot of money! Take a look at companies like **Clif Bar**, **RxBar**, **Kevin's**, and **Factor**. These consumer packaged goods brands command sizable exit values, and Heather's Choice is poised to be the next big name in CPG!

Our Story



"How you climb a mountain is more important than reaching the top.
Yvon Chouinard
Founder of Patagonia



Hi! My name is Heather and I'm the founder and CEO here at Heather's Choice. In the summer of 2014, I found myself dehydrating meals and the very first Packaroons to fuel my extended backcountry trips. What was available at my local sporting goods store resembled something akin to astronaut food or cheesy cardboard gruel...I was NOT into it! In contrast, the meals I made with a small table top dehydrator tasted like the home cooked food I was accustomed to. Turns out, the friends that I gave samples to loved it just as much as I did!

One fateful afternoon, a good friend triple dog dared me to turn this little idea into a business. That was ten years ago, and since then, we've sold nearly $6 million worth of the these delicious meals and snacks across the US. I'm just as surprised as you are! I never thought my passion for food and the wilderness would turn into a full fledged business and brand that is on the precipice of redefining eating on the move. It's wild!



Packrafting in Denali National Park with the first version of Heather's Choice in tow!



Field testing Packaroons on a full day expedition in Red Rocks, Nevada.

Our Product Suite







From our very humble beginnings, the Heather's Choice adventure menu now includes three distinct product lines; just add water breakfasts, our world-famous coconut cookies called Packaroons, and just add hot water meals.

Our best-sellers include a Morning Glory Oatmeal, Blueberry Almond Packaroons, and Grass-Fed Beef Shepherd's Pie. These mouthwatering flavors are now sold in nearly 500 retail doors across the country, so I'd say we've hit the mark in offering elevated comfort food to the outdoor community.


GREAT TASTE
PACKABLE
NUTRIENT DENSE

Brand Traction

Since our launch, we've generated over $5.7 million in lifetime sales with $1.4 million in the trailing twelve months. We're growing 70% YOY and the truth is... there is currently more customer demand that we can keep up with.

Our products can be found in the most prominent sporting goods stores in the country, including REI, Sportsman's Warehouse, Scheels, and hundreds of independents. We will also be launching into Bass Pro and Cabela's nationwide in the next 18 months!


Brand Traction
$5.7M
LIFETIME REVENUE
$1.4M
TTM
72%
YOY GROWTH
REI co-op
PUBLIC LANDS
Backcountry
SPORTSMAN'S WAREHOUSE
SCHEELS

Competition

Unlike other ready-to-eat food brands, Heather's Choice offers nutritionally balanced meals and snacks that leave you wanting for nothing more. Made with premium ingredients like grass-fed bison and wild caught Alaskan sockeye salmon, our products leave you feeling healthy, satisfied, and ready for what's next when you're away from the comfort of our home kitchen.



Competition
Made to Move
Huel
MOUNTAIN HOUSE
GOOD TO-GO
HEATHER'S CHOICE
The Food You Settle For
The Quality You Want
Campbell's
DAILY HARVEST
Lean Cuisine
Amy's
Tied to the Kitchen

Customer Testimonials

Don't take our word for it! Our customers consistently rave about our food tasting like a home cooked meal! They love the packaging and serving size, and how these products leave them feeling ready to get out there and tackle some miles.



Customer Feedback
★★★★★
"This reminds me of a mom-cooked meal when I'm freezing out in the middle of nowhere. Comfort food when I need it most!"
- Natalie W.
"It tastes amazing and gives me the fuel I need to start my day!"
- Brian P.
"Wholesome, natural, delicious and easy to prepare."
- Kevin C.

Broader Market Appeal

While we thought we were was simply starting a company to feed myself and our dirtbag friends, it's become abundantly clear that Heather's Choice appeals to a much wider audience. In a recent survey, we asked our customers, "Where do you eat Heather's Choice?" The answers might surprise you as much as it did us...

While the bulk of customers absolutely use our products backpacking and hunting, we found they also use our products...

At Home

At the Office

Traveling

Airports

Hotels

Gym

Anytime, Anywhere!





How Customers Use Our Products
Backpacking 69%
Hunting 45%
Day Hikes 42%
On a Roadtrip 34%
Car Camping 32%
At Home 26%
Fishing 20%







Anytime, Anywhere
15%
At Your Desk
12%
Hotel
10%
Airport
9%
Headed to the Gym
4%

What started as provisions for backpackers has proven to be a convenient, healthy option to fuel our consumers busy, everyday adventures.



AT HOME
IN THE OFFICE
ON THE ROAD

Market Opportunity

The marker opportunity is HUGE! We currently play in the $9.3B dried and dehydrated food market, but we're not stopping here. As a provisions company, Heather's Choice is intentionally positioned to be the brand you know, trust and reach for when you need something that is ready to eat. No mess, no prep, no clean up!



Opportunity
Provisions to fuel today's adventure seekers.
$490B
READY TO EAT FOOD
Frozen, Chilled, Shelf Stable
Instant & Easy To Prepare
Bars & Snacks
$47.6B
READY TO EAT MEALS
Frozen & Chilled Meals
Canned & Shelf Stable
$9.3B
DEHYDRATED FOOD
Dried & Freeze-Dried
MREs
1/2 SHARE POINT
$45M

Growth Strategy

Our growth strategy is broken up into three distinct phases.

1. First we want to saturate the outdoor market and FINALLY satisfy the customers who have beating down our door to carry our products nationwide.
2. From here, we've positioned the brand to scale into the natural foods channel, mass grocery, club.
3. Then, maybe the one we're most excited about...travel! Think Hudson News, truck stops, RV parks, anywhere that people find themselves without a microwave, a stove top, or a fridge.



Growth Strategy
$10M
OUTDOOR + DTC
$30M
NATURAL CHANNEL
$50M
GROCERY + TRAVEL
TRAVEL
GROCERY
NATURAL
OUTDOOR
DTC
PHASE 1
2024 - 2026
PHASE 2
2027 - 2028
PHASE 3
2028 - 2030

This graphic contains future looking projections which aren't guaranteed.

Financial Highlights

Do you want to know the best part about all of this? We make money on everything we sell! We have a strong 49% gross margin across our 22 SKUs and multiple sales channels. Our direct to consumer business is ROCKIN' with a $92 AOV (which is 41% higher than the industry average) plus, we have a 45% repeat customer rate.



GROSS MARGINS
49%
AOV
$92
REPEAT CUSTOMER RATE
45%
GRASS-FED
BISON CHILI

Our Team

Today, our team includes our founder Heather Kelly as CEO, Brad Hurd as COO who's been with the company since 2017, and our jack of all trades woman Brooke Barker-Pottle as our sales and marketing manager.

Our team of advisors have built and sold well known brands such as Hydroflask, Nuun and Stanley.



Team
Heather Kelly
CEO & Founder
Brad Hurd
COO
Brooke Pottle
Sales Manager
SKU
MENTOR TEAM

Thank you!

We hope you join us in building a world-class brand, with world-class products, serving a global market of adventure seekers just like you.

